California State Teachers’
Retirement System
Corporate Governance
7667 Folsom Blvd., MS-04
Sacramento, CA 95826

March 20, 2009

Dear Brocade Communications Systems, Inc. Shareholder:

VOTE FOR PROPOSAL #7 TO ELIMINATE STAGGERED BOARD!

We are writing to urge you to VOTE "FOR" Proposal #7 at Brocade Communications Systems, Inc.’s ("Brocade") April 15, 2009 shareholder meeting.  Proposal #7 is our non-binding shareholder proposal asking the Board of Directors to take the steps necessary to eliminate their classified board and provide for the annual election of all directors. Proposal #7 is sponsored by the California State Teachers’ Retirement System (CalSTRS), the nation’s second-largest public pension fund. As of the record date, February 17, 2009, CalSTRS beneficially owns approximately 2,000,000 shares of Brocade common stock.

ANNUAL ELECTION OF DIRECTORS MAKES BOARDS
MORE ACCOUNTABLE

CalSTRS believes accountability to shareholders is paramount. CalSTRS hopes that Brocade’s stockholders agree! In 2006, 90.56% of the shares voting supported a shareholder proposal to eliminate Brocade’s 2/3rds supermajority voting requirement. The California Public Employees’ Retirement System (CalPERS) has once again filed a proposal (Proposal #6) requesting Brocade eliminate the current 2/3rds supermajority voting requirement to amend the company’s bylaws. We agree with CalPERS efforts and will also be supporting proposal #6. Had management implemented this proposal and repealed the supermajority provision, it would have encouraged accountability by facilitating our effort to eliminate the classified board and providing for the annual election of all directors!

BROCADE HAS EXCESSIVE ANTITAKEOVER DEFENSES

Brocade has numerous antitakeover defenses that shield the Board from accountability to shareholders:

❑	Classified Board of Directors
❑	Shareholders need 2/3rds supermajority vote to amend bylaws
❑	Board can amend bylaws without shareholder approval
❑	No shareholder right to take action by written consent
❑	No shareholder right to call special shareholder meetings
❑	Blank check preferred stock is authorized

Our Mission: Securing the Financial Future and Sustaining the Trust of California’s Educators

3/20/2009

BROCADE DIRECTORS DON’T BUY BROCADE STOCK

Brocade’s February 20, 2009, proxy statement lists Brocade’s officers and directors as the beneficial owners of 5,473,234 shares or 1.44% of Brocade’s 386,953,943 total shares outstanding. In fact, management and executive officers only own about 803,557 shares outright and the balance represents options to purchase exercisable within 60 days.

❑	4 of the 9 current directors own 1000 shares or less, with 2 owning zero shares
❑	2009 Board Nominees Bruner, House and Krause own only 30,230 shares combined

MEANWHILE BROCADE STOCK LAGS MARKET

Brocade common stock has seriously underperformed the S&P 500 Index for the 1, 3 and 5 year periods ending January 31, 2009.

❑	5-year period: Russell 1000 lost 28.1% while Brocade stock lost 60.1%
❑	3-year period: Russell 1000 lost 39.1% while Brocade stock lost 47.2%
❑	1-year period: Russell 1000 lost 43.6% while Brocade stock lost 63.8%
(Source: FactSet)

VOTE “FOR” ACCOUNTABILITY, VOTE "FOR" PROPOSAL #7!

We urge you to vote in favor of proposal #7 to declassify the Board and provide for the annual election of all directors. VOTE "FOR" PROPOSAL #7!. Thank you for your support.

CalSTRS strongly supports shareholder involvement in corporate governance and encourages all shareholders of Brocade to vote their shares at the annual meeting on April 15th.

Sincerely,

Christopher Ailman Chief Investment Officer
California State Teachers’ Retirement System

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalSTRS and is being done through the use of the mail and telephone communication. CalSTRS is not asking for your proxy card.  Please do not send us your proxy card but return it to Brocade.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165.